Exhibit 21.1
Vonage Holdings Corp.
List of Subsidiaries

Name	Jurisdiction of Incorporation

Vonage America Inc.	Delaware

Vonage Wireless Inc.	Delaware

Vonage Business Inc.	Delaware

Vonage Business Networks, Inc.	Delaware

Vonage Worldwide Inc.	Delaware

Vonage International Inc.	Delaware

Vonage Canada Corp.	British Columbia, Canada

Vonage Business Canada Corp.	British Columbia, Canada

Vonage A/S	Denmark

Vonage B.V.	The Netherlands

Vonage Limited	United Kingdom

Vonage India Private Limited	India

Vonage Applications Inc.	Delaware

Vonage Apps. Ltd.	Israel

Vonage Foundation Corp.	Delaware (Non-Profit)
Nexmo Inc.	Delaware

Nexmo Limited	England & Wales

Nexmo Asia Pacific Limited	Hong Kong

Nexmo Pte. Ltd.	Singapore

Nexmo World Services Limited	England & Wales

Nexmo Software Services Company Ltd.	China

Vonage Japan G.K.	Japan

Vonage France SARL	France